Tri-Valley Corporation

4550 California Avenue, Suite 600

Bakersfield, California 93309

661-864-0500

Fax: 661-864-0600

VIA EDGAR AND FEDERAL EXPRESS

November 15, 2007

April Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20546

Attention: Sandy Eisen

RE:	Tri-Valley Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 001-31852

Dear Ms. Eisen:

This letter responds to your letter dated October 23, 2007. On November 12, 2007, we filed Form 10-K/A, Amendment No. 3 to our Form 10-K for the fiscal year ended December 31, 2006. The following numbered responses correspond to the comments in your August 9 letter. Page references that follow are to the pages of the amended Form 10-K/A as filed with the Commission via Edgar.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 9 – Financial Information Related to Industry Segments

1.	In future filings, reconcile the numbers you report for segment revenues and operating income (loss) to corresponding enterprise amounts. Refer to the guidance in SFAS 131, paragraphs 25(c) and 32.

Response:

Our 10-Q for the quarter ended September 30, 2007, filed November 9, 2007, reconciled segment revenues and operating income (loss) with corresponding enterprise amounts. See Form 10-Q, Note 7 to Financial Statements – Financial Information Relating to Industry Segments. Future filings will also comply with this comment.

Note 10 – Common Stock and Warrant

2.

We note your response to our prior comment 6 concerning the partial sale of GVPS and GVDC. Please explain to us in detail why you believe it was appropriate to record these sales to additional paid-in-capital, citing the accounting literature upon which you relied. Include in your response the complete accounting entries recorded with respect to these sales. Also include the accounting treatment for the repurchase of interests in these entities in the second quarter of 2007.

Response:

In 2006, we sold 49% of the membership interests in each of these two limited liability companies to several third parties for cash. We retained 51% of the membership interest and therefore retained 51% of the members’ voting rights. Our partial sale of GVPS and GVDC was recorded by debiting cash and crediting additional paid in capital. Each of the purchase agreements gave Tri-Valley the option to repurchase the interests from the purchaser. In 2007 we exercised our option to repurchase some of the membership units in these limited liability companies. At that time the 2006 entries were reversed, debiting additional paid in capital and crediting cash. The repurchases were made at the same price that was originally charged; therefore there was no gain or loss realized upon repurchase.

We consulted accounting literature including Financial Accounting Standards Board Statements, Emerging Issues Task Force materials, SEC Staff Accounting Bulletins and accounting software libraries. We found no authority that directly addressed the sale of membership interests in a limited liability company that is majority owned by a subchapter C corporation after completion of the sale. We believe the transaction clearly constitutes the sale of equity since the purchasers received voting membership interests and the funds received were used as start up capital for the two LLC enterprises. We found no authority that expressed a contrary view or suggested a different accounting treatment.

Enclosed (via Federal Express) are copies of the journal entries recording each of the sales of membership interests in the two LLCs in 2006.

3.

We note your response to our prior comment 7. Supplementally confirm to us that all transactions where your stock was issued in exchange for goods and/or services were recoded at the market value of the stock you issued. If this was not the case, amend your accounting to comply.

Response:

We confirm that all stock that we have issued in exchange for goods and services has been issued at the fair market value of the stock on the date of issuance, using the closing market price of our common stock on the American Stock Exchange.

Engineering Comments

Properties

Oil and Gas Operations

4.

We have reviewed your response to prior engineering comment one. The revised disclosure still appears inconsistent as you state the independent engineer determined proved developed reserves and you do not include proved undeveloped reserves in these reserve studies. Please expand this disclosure to explain why the independent engineer only determined proved developed reserves. Please disclose who determined the proved undeveloped reserves and explain why the independent engineer did not determine these reserves.

Response:

For 2006, our independent engineer did not classify any reserves as proved undeveloped, and therefore no proved undeveloped reserves are included in our 2006 reserve estimates. (This was also the case in 2004.) Our total reserves identified in the 2006 reserve report as well as in our 10-K were:

	Proved Developed Producing	Proved Developed Non-Producing	Total Proved Developed	Proved Undeveloped	Total All Proved Reserves
Oil (bbl)	89,301	186,151	275,452	0	275,452
Gas (mcf)	787,017	0	787,017	0	787,017

We clarified the disclosure on page 11 to state that, as reported by the independent engineer, our 2006 reserves did not include any proved undeveloped reserves, as follows:

We have retained the services of Cecil Engineering, an independent engineer qualified to estimate our net share of proved developed and undeveloped oil and gas reserves on all of our oil and gas properties at December 31, 2006 for SEC filing. ~~We do not include any undeveloped reserves in these reserve studies. Only proved developed reserves are listed in our reserve report.~~ For 2006, our independent engineer did not classify any of our reserves as proved undeveloped, and therefore his report included information only on proved developed producing and proved developed non-producing reserves. Price is a material factor in our stated reserves, because higher prices permit relatively higher-cost reserves to be produced economically. Higher prices generally permit longer recovery, hence larger reserves at higher values. Conversely, lower prices generally limit recovery to lower-cost reserves, hence smaller reserves. The process of estimating oil and gas reserve quantities is inherently imprecise. Ascribing monetary values to those reserves, therefore, yields imprecise estimated data at best.

See also our response to comment 5, below.

Supplemental Oil and Gas Information

5.

We have reviewed your response to prior engineering comment two. Although you have revised the table of reserve changes, you did not provide appropriate explanations for the significant changes in the table, such as revisions in all three periods, improved recovery under gas reserves in 2005 and 2006 and purchases of oil reserves in 2005 and 2006. Please revise the document to provide appropriate explanations for significant changes as prescribed by paragraph 11 of SFAS 69.

Response

We added explanations of changes as highlighted under the following table on Changes In Reserve Quantities on page 62.

In preparing this response, we discovered that the Changes In Estimated Reserve Quantities incorrectly listed only proved developed producing reserves under the subheading, Proved Developed Reserves, for 2006 and for year-end 2005. We corrected the tabular disclosure to include both proved developed producing and proved developed non-producing reserves. In addition, after reviewing our 2006 reserves, we determined that the bulk of improved gas reserves in 2006 were the result of revisions to prior estimates based on performance and not improved recovery results, and we shifted gas reserve improvements of 120,916 mcf from improved recovery to revisions. The revised table and explanatory notes follow:

	December 31, 2006		December 31, 2005		December 31, 2004
	Oil	Gas	Oil	Gas	Oil	Gas
	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)
Proved developed and undeveloped reserves:
Beginning of year	218,030	779,598	162	742,401	162	1,251,548
Revisions (a), (b), (c)	(65,673)	88,336 ~~(32,580)~~	(144)	119,453	-	(374,408)
Purchases (d), (e)	125,413	-	218,029	-	-	-
Improved recovery (f), (g)	4,282	5,260 ~~126,176~~ 	-	46,346	-	-
Production	(6,600)	(86,177)	(17)	(128,602)	-	(134,739)

End of year	275,452	787,017	218,030	779,598	162	742,401

Proved developed reserves:
Beginning of year	154,673 ~~90,555~~ 	779,598	162	742,401	162	1,251,548

End of year	275,452 ~~89,301~~ 	787,017	154,673 ~~90,555~~ 	779,598	162	742,401

(a) In 2006, our estimated proved developed producing gas reserves were revised upward by 175,295 mcf as a result of improved performance on a producing lease in Solano County, California. This was partially offset by a net downward revision of 86,959 mcf to proofed developed non-producing reserves and a minor change in proved developed non-producing oil reserves due to a partially successful recompletion that was not as beneficial as expected in Contra Costa County, California. In 2006, 63,357 barrels of oil, previously classified as proved undeveloped, were eliminated from reserves after two new wells drilled did not justify further development. This drilling activity also resulted in reduction of proved developed non-producing oil reserves by 3,380 barrels and an increase in proved producing oil reserves of 1,065 barrels.

(b) In 2005, our estimated proved developed producing gas reserves were revised upward by 190,451 mcf as a result of improved performance on a producing lease in Solano County. This was partially offset by a net downward revision of 70,988 mcf to proved developed non-producing reserves and a minor change in proved developed non-producing oil reserves due to a partially successful recompletion that was not as beneficial as expected in Contra Costa County.

(c) In 2004, proved developed producing reserves were revised downward by 439,051 barrels due to an earlier than expected failure of one well, poorer than expected performance at another lease and declines in three wells which reached the ends of their productive lives. These declines were partially offset by increased proved developed producing reserves at one well that performed above previously expected levels.

(d) In the third quarter of 2006, we purchased two properties in Kern County, California, which are estimated to contain 125,413 barrels of proved non-producing oil reserves.

(e) In 2005, we purchased a two properties near our existing properties in Kern County containing an estimated 218,029 barrels of proved producing, non-producing and undeveloped oil reserves in Kern County.

(f) In 2006, improved recovery estimates on proved developed production wells resulted from a partially successful recompletion and improved performance from leases in Contra Costa County.

(g) In 2005, improved recovery estimates on proved developed producing gas wells resulted from a partially successful recompletion and improved performance from leases in Contra Costa County.

We trust that the amended report and the foregoing information adequately respond to your comments. Please contact us if you have additional questions or comments.

Sincerely,

Tri-Valley Corporation

/s/ Arthur M. Evans

Arthur M. Evans

Chief Financial Officer